FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Settlement of the Issuance of Undated Deeply Subordinated Reset Rate Guaranteed Securities	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Further to the significant event filed on March 24, 2014 it is hereby announced that on the date hereof the two issuances of Undated Deeply Subordinated Reset Rate Guaranteed Securities of TELEFÓNICA EUROPE B.V., with the subordinated guarantee of TELEFÓNICA, S.A., have been issued and paid-up, with a face value of 750 million euros in the case of the 6 Year Non-Call Securities and 1,000 million euros in the case of the 10 Year Non-Call Securities.

Madrid, March 31, 2014.

Disclaimer

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in any jurisdiction in which such offer, solicitation or sale is unlawful - including but not limited to the United States, Australia, Canada or Japan.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (“Securities Act”), as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 31st , 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors